UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 8

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

The paragraph on page 5 of the Offer and Circular under the heading “Take-Up and Payment for Deposited Augusta Shares” is hereby amended and restated as follows:

If all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will promptly take up Augusta Shares validly deposited under the Offer and not properly withdrawn. The Offeror will pay for Augusta Shares taken up as soon as practicable thereafter. By taking up Augusta Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time and paying for Augusta Shares taken up as soon as practicable thereafter, the Offeror will comply with the requirement under Canadian law to take up such Augusta Shares within ten days following the Expiry Time and paying for such shares within three business days thereafter.

The final paragraph on page 18 of the Offer and Circular is hereby amended and restated as follows:

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time prior to the earlier to occur of (i) the Expiry Time and (ii) the first take up of, and payment for, Augusta Shares under the Offer, regardless of the circumstances giving rise to such assertion. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in its reasonable discretion, in whole or in part, from time to time, without prejudice to any other rights that the Offeror may have. The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions. If the Offeror waives any of the foregoing conditions, it will extend the expiration date of the Offer, if necessary, so that the Offer will remain open for at least 10 days following such waiver. See Section 5 of the Offer, “Extension, Variation or Change of the Offer”.

The first two sentences of the first paragraph under the heading “Take-Up of and Payment for Deposited Augusta Shares” on page 20 of the Offer and Circular are hereby deleted and replaced with the following:

Upon the terms and subject to the conditions of the Offer (including the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will promptly take up Augusta Shares validly deposited under the Offer and not properly withdrawn. The Offeror will pay for Augusta Shares taken up as soon as practicable thereafter.  By taking up Augusta Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time and paying for Augusta Shares taken up as soon as practicable thereafter, the Offeror will comply with the requirement under Canadian law to take up such Augusta Shares within ten days following the Expiry Time and paying for such shares within three business days thereafter.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary

Dated: March 10, 2014

EXHIBIT INDEX

(a)(1)(i)          Offer and Circular dated February 10, 2014.*

(a)(1)(ii)         Form of Letter of Transmittal.*

(a)(1)(iii)        Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)        Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)         Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)        Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)       Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)      Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)        Newspaper advertisement dated February 11, 2014.*

(a)(1)(x)         Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)        Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)       Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)      Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)      Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)       Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)      Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)     The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)    Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)      Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)       Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)      Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)     Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)    Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)   Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)    Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

*                 Previously filed.

**          Incorporated by reference.